EXHIBIT 99

PRESS RELEASE

UCI MEDICAL AFFILIATES, INC.

REPORTS FISCAL YEAR END RESULTS FOR SEPTEMBER 30, 2009

Columbia, SC – April 8, 2010 – UCI Medical Affiliates, Inc. (Pink Sheets: UCIA.PK) today announced the filing of its 2009 Annual Report on Form 10-K and its financial results for the fiscal year and quarter ended September 30, 2009.

Revenues for the year ended September 30, 2009 were $80,350,452, an increase of $3,305,196, or 4.3% over revenues of $77,045,256 for the year ended September 30, 2008. Net income was $3,094,889, or $0.31 per share, for the year ended September 30, 2009 compared to net income of $1,077,419, or $0.11 per share, for the year ended September 30, 2008. Net income for the year ended September 30, 2009 included a pre-tax gain of $776,672 related to the recovery of misappropriation losses associated with the previously reported fraudulent activities of the Company’s former Chief Financial Officer.

Revenues for the quarter ended September 30, 2009 were $22,233,360, an increase of $3,286,269, or 17.3% over revenues of $18,947,091 for the quarter ended September 30, 2008. Net income was $1,228,515, or $0.12 per share, for the quarter ended September 30, 2009 compared to a net loss of $323,831, or $(0.03) per share, for the quarter ended September 30, 2008.

President and Chief Executive Officer, Michael Stout, MD, stated, “Considering the challenges we faced in 2009, we are very pleased with our results and accomplishments. The economic downturn we all encountered negatively impacted our revenue growth. Even though our revenues did not grow at the rate we had hoped, we reported record operating income. In addition, the investigation of our former Chief Financial Officer was a significant distraction. However, we believe we have made solid progress in our business and were able to open five new centers in the fiscal year. We will continue to seek growth opportunities and to improve our core operations in 2010 and beyond.”

Joe Boyle, Executive Vice President and Chief Financial Officer, stated, “Due to the investigation of our former Chief Financial Officer, our filings with the Securities and Exchange Commission became delinquent. Our immediate goal is to catch up on all our filings as quickly as possible and become current. During 2009, we made significant improvements in both our internal controls and operating controls. We have also made significant progress in implementing cost controls which is evidenced by our ability to increase our cash from $769,649 at September 30, 2008 to $2,755,156 at September 30, 2009.”

UCI Medical Affiliates, Inc. (“UCI”) is a Delaware corporation incorporated on August 25, 1982. Operating through its wholly-owned subsidiary, UCI Medical Affiliates of South Carolina, Inc. (“UCI-SC”), UCI provides nonmedical management and administrative services for a network of 67 freestanding medical centers, 66 of which are located throughout South Carolina and one is located in Knoxville, Tennessee (43 operating as Doctors Care in South Carolina, one as Doctors Care in Knoxville, Tennessee, 20 as Progressive Physical Therapy Services in South Carolina, one as Luberoff Pediatrics in South Carolina, one as Carolina Orthopedic & Sports Medicine in South Carolina and one as Doctors Wellness Center in South Carolina).

Certain of the statements contained in this press release and our Report on Form 10-K that are not historical facts are forward-looking statements subject to the safe harbor created by the Private Securities Litigation Reform Act of 1995. We caution readers of this press release and our Form 10-K that such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Although our management believes that their expectations of future performance are based on reasonable assumptions within the bounds of their knowledge of their business and operations, we can give no assurance that actual results will not differ materially from their expectations. Factors that could cause actual results to differ from expectations include, among other things, (1) the difficulty in controlling our costs of providing healthcare and administering our network of centers; (2) the possible negative effects from changes in reimbursement and capitation payment levels and payment practices by insurance companies, healthcare plans, government payers and other payment sources; (3) the difficulty of attracting primary care physicians; (4) the increasing competition for patients among healthcare providers; (5) possible government regulations negatively impacting our existing organizational structure; (6) the possible negative effects of healthcare reform; (7) the challenges and uncertainties in the implementation of our expansion and development strategy; (8) the dependence on key personnel; (9) adverse conditions in the stock market, the public debt market, and other capital markets (including changes in interest rate conditions); (10) the strength of the United States economy in general and the strength of the local economies in which we conduct operations may be different than expected resulting in, among other things, a reduced demand for practice management services; (11) the demand for our products and services; (12) technological changes; (13) the ability to increase market share; (14) the adequacy of expense projections and estimates of impairment loss; (15) the impact of change in accounting policies by the Securities and Exchange Commission; (16) unanticipated regulatory or judicial proceedings; (17) the impact on our business, as well as on the risks set forth above, of various domestic or international military or terrorist activities or conflicts; (18) other factors described in our Form 10-K, including, but not limited to, those matters described under the caption “PART I – ITEM 1A. – RISK FACTORS,” and in our other reports filed with the Securities and Exchange Commission; and (19) our success at managing the risks involved in the foregoing.

Contact:	Joseph A. Boyle
Executive Vice President and Chief Financial Officer
UCI Medical Affiliates, Inc.
1818 Henderson Street
Columbia, South Carolina 29201
(803) 782-4278
www.ucimedinc.com